SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 23, 2002

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES
Press Release
Press Release

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: December 23, 2002	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

530 – 8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

December 23, 2002

British Columbia Securities Commission	Office of the Administrator, New Brunswick
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Securities Commission	Registrar of Securities, Prince Edward Island
The Manitoba Securities Commission	Securities Commission of Newfoundland
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec

Dear Sirs:

Subject:	Provident Acquisitions Inc

We confirm that the following material was sent by prepaid mail on December 20, 2002 to the registered holders of exchangeable shares of the subject Corporation.

1.	Notice of Meeting / Information Circular

2.	Voting Direction Form

3.	Letter

4.	Voting Direction Form Return Envelope

We also confirm that copies of above mentioned material were sent by courier on December 20, 2002 to each Intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument No. 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Brent Jopko
Assistant Trust Officer
Corporate Trust Department

cc:	Provident Energy Trust Tom Buchanan

530 – 8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

December 23, 2002

British Columbia Securities Commission	Office of the Administrator, New Brunswick
Alberta Securities Commission	Nova Scotia Securities Commission
Saskatchewan Securities Commission	Registrar of Securities, Prince Edward Island
The Manitoba Securities Commission	Securities Commission of Newfoundland
Ontario Securities Commission
Toronto Stock Exchange
Commission des valeurs mobilières du Québec

Dear Sirs:

Subject:	Provident Energy Trust

We confirm that the following material was sent by prepaid mail on December 20, 2002 to the registered holders of units of the subject Trust.

1.	Notice of Meeting / Information Circular

2.	Proxy

3.	Letter

4.	Proxy Return Envelope

We also confirm that copies of above mentioned material were sent by courier on December 20, 2002 to each Intermediary holding units of the Trust who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument No. 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust Units.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Brent Jopko
Assistant Trust Officer
Corporate Trust Department

cc:	Provident Energy Trust Tom Buchanan